UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2025

OR

☐TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _______________ to _______________

Commission File Number 001-40711

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

Orange County Bancorp, Inc. 401(k) Plan

B:Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Orange County Bancorp, Inc.

212 Dolson Avenue

Middletown, New York 10940

ORANGE COUNTY BANCORP, INC. 401(K) Plan

INDEX TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

FOR THE YEAR ENDED DECEMBER 31, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors, Plan Administrator, and Plan Participants

Orange County Bancorp, Inc. 401(K) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Orange County Bancorp, Inc. 401(k) Plan (the Plan) as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2025 and the schedule of delinquent participant contributions for the year ended December 31, 2025, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules are fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Wolf & Company, P.C.

We have served as the Plan’s auditor since 2021.

Boston, Massachusetts

June 25, 2026

ORANGE COUNTY BANCORP, INC

401(K) Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2025	2024
ASSETS
Investments, at fair value:
Money Market Accounts	$1,111,249	$864,261
Collective Investment Funds	29,098,366	26,445,580
Mutual Funds	302,295	357,138
Orange County Bancorp, Inc. Stock Fund	3,760,136	3,595,095
Total Investments	34,272,046	31,262,074

Receivables:
Notes Received from Participants	672,981	466,402
Participant contributions	58,135	—
Employer contributions	58,983	—
Total Receivables	790,099	466,402

Total Assets	35,062,145	31,728,476

NET ASSETS AVAILABLE FOR BENEFITS	$35,062,145	$31,728,476

The accompanying notes are an integral part of these financial statements.

ORANGE COUNTY BANCORP, INC

401(K) Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR

THE YEAR ENDED DECEMBER 31, 2025

ADDITIONS
Investment Income:
Net appreciation in fair value investments	$4,392,541
Dividend and interest income	57,490
Total Investment Income	4,450,031

Interest income on notes receivable from participants	43,504

Contributions:
Participants	1,878,749
Rollover	157,806
Employer	1,552,359
Total Contributions	3,588,914

TOTAL ADDITIONS	8,082,449

DEDUCTIONS
Benefits paid to participants	4,694,588
Administrative expenses	54,192
TOTAL DEDUCTIONS	4,748,780

NET INCREASE	3,333,669

NET ASSETS AVAILABLE FOR BENEFITS BEGINNING OF YEAR	31,728,476

NET ASSETS AVAILABLE FOR BENEFITS END OF YEAR	$35,062,145

The accompanying notes are an integral part of these financial statements.

ORANGE COUNTY BANCORP, INC

401(K) Plan

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025 & 2024

AND FOR THE YEAR ENDED DECEMBER 31, 2025

NOTE A - DESCRIPTION OF PLAN

The following brief description of the Orange County Bancorp, Inc. 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

General.

The Orange Bank & Trust Company (the “Bank”), formerly known as Orange County Bank and Trust Company established the Orange County Trust Company Employee Stock Ownership Plan with Section 401(k) Provisions effective as of January 1, 1993. As of January 1, 2016, the Orange County Trust Company Employee Stock Ownership Plan was amended and restated to provide for the transfer of the sponsorship of the Plan from Orange County Trust Company to Orange County Bancorp, Inc. and that the Plan allow for automatic enrollment for new hires and safe harbor non-elective contribution. It is intended that the Plan be a qualified profit-sharing plan within the meaning of Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), that the requirements of Code Sections 401(k) or 414(v) be satisfied as to that portion of the Plan applicable to Before-Tax Contributions, that the requirements of Code Section 401(m) be satisfied as to that portion of the Plan applicable to Employer Matching Contributions, and that the Trust or other funding vehicle associated with the Plan be exempt from Federal income tax pursuant to the provisions of Code Section 501(a). The Plan is intended to include a stock bonus plan qualified under Code Section 401(a) and a non-leveraged employee stock ownership plan (ESOP) satisfying the requirements of Code Sections 401(a), 409 and 4975e. The ESOP component of the Plan is designed to be invested primarily in employer securities within the meaning of Code Section 4975(e)(8) and such, the primary investment of the ESOP shall be the Orange County Bancorp, Inc. Stock Fund. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan was administered by Pentegra Services, Inc. (“Pentegra”) during 2024 and until November 2025. Beginning in November 2025, Principal Trust Company (“Principal”) became the administrator of the Plan. Empower Trust Company LLC was the recordkeeper between January and November 2025. During November 2025, the recordkeeping of the Plan was transferred and converted to Principal.

Eligibility.

Effective November 15, 2025, employees of the Bank who have attained the age of 18 are eligible to participate in the Plan and receive employer contributions after 6 months of service provided they have at least 500 hours of service. Prior to November 15, 2025, employees of the Bank who have attained the age of 18 were eligible to participate in the Plan after 6 months of service, provided they have at least 1000 hours of service. A Participant, prior to November 15, 2025, was eligible to receive Employer Matching Contributions and Discretionary Employer contributions upon attaining age of 21 and completing a year of service, provided they have at least 1,000 hours of service.

Contributions.

Each year, participants may contribute up to the annual maximum determined by the Internal Revenue Code, as defined in the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. The Plan allows for Pre-Tax and Roth Elective Deferrals. Participants may designate all or a portion of their deferrals as Roth Elective Deferrals. Each employee who becomes eligible to participate in the Plan after January 1, 2016 and who has not specifically elected to make salary reduction contributions will be automatically enrolled for pre-tax salary reduction contributions at a rate of 6% of base pay. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Bank makes additional contributions to eligible participant accounts. Effective for Plan years beginning after January 1, 2016, to satisfy the requirements of IRC sections 401(k)(12), the Bank will make safe harbor non-elective contributions equal to 3% of eligible participants annual compensation.

Effective June 1, 2025, eligible participants receive employer matching contributions up to 4% of base compensation. Effective for Plan years beginning after January 1, 2016, to satisfy the requirements of IRC sections 401(k)(12), the Bank will make safe harbor non-elective contributions equal to 3% of eligible participants annual compensation.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Bank’s contribution and, (b) Plan earnings (losses), and charged with an allocation of any administrative expenses paid by the Plan. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in before tax contributions, Roth contributions, rollover contributions, Employer’s safe harbor non-election contribution, Employer’s discretionary contributions and actual earnings thereon.

Vesting in any Employer’s matching contribution portion of the participant accounts is based on years of continuous service. Effective June 1, 2025, a participant is vested 33% a year and is 100% vested after three years of credited service. Prior to June 1, 2025, a participant was vested 20% a year and was 100% vested after five years of credited service.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The notes are secured by the balance in the participant’s account and bear a reasonable interest rate equal to the prevailing rate charged by lenders for similar loans as determined by the Bank. The interest rates are between 4.25% and 9.50% as of December 31, 2025. Principal and interest are paid ratably through bi-weekly payroll deductions.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or in monthly, quarterly, semiannual or annual installments; provided, however that such period shall not extend beyond the participant’s life expectancy or the life expectancy of the participant and his/her designated beneficiary.

Effective November 6, 2020, the Plan was amended to permit an automatic rollover of a participant’s vested account balance between $1,000 and $5,000 in the event the participant does not make a distribution election under the Plan.

In accordance with the Plan provisions, participants may make withdrawals from their accounts. To qualify for a withdrawal, participants must attain age 59-1/2, establish permanent or total disability, or demonstrate financial hardship as defined under the Plan.

Funds available for a hardship withdrawal are limited to a participant’s need and may not exceed the total of the participant’s contributions, certain Bank contributions, and earnings in the Plan as defined. Eligibility for a hardship withdrawal is defined as the need for uninsured medical expenses, purchase of a participant’s principal residence, payment of post-high school tuition, to prevent the loss of residence, payment for burial or funeral expenses for a parent, child, spouse or dependent, or expenses for the repair of damage to the employee’s principal residence under Internal Revenue Code Section 165.

Forfeited Accounts

At December 31, 2025 and 2024 forfeited non-vested account balances were $0. This account would be used to reduce future employer matching contributions to the plan and then to pay administrative expenses of the Plan. For the year ended December 31, 2025, administrative expenses were reduced by $1,574 from forfeited nonvested accounts.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following are the significant accounting policies followed by the Plan:

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results could differ from those estimates.

Investment Valuation and Income Recognition.

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note D for discussion of fair value measurements and see Note E for discussion of the fair value measurements of the ESOP components. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits.

Benefit payments to participants are recorded upon distribution.

Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred.

Contributions

Contributions from Plan participants and the matching contributions from the Bank are recorded in the year in which the employee contributions are withheld from compensation.

Operating Expenses.

Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Bank. Expenses that are paid by the Bank are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation (depreciation) of fair value of investments.

NOTE C – TAX STATUS

The Plan adopted the Principal Financial Group ESOP/KSPO pre-approved plan, which received an opinion letter from the Internal Revenue Service (“IRS”) dated June 30, 2020, stating that the written form of the underlying volume submitter plan document is qualified under Section 401(a) and 4975(e)(7) of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the taxing authorities. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2022.

NOTE D - FAIR VALUE MEASUREMENTS

The Plan’s investments are reported at fair value in the accompanying statements of net assets available for benefits. The methods used to measure fair value may produce an amount that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to measure the fair value of certain financial instruments could result in a different fair value at the reporting date.

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs to the valuation methodology include:

●	Quoted prices for similar assets or liabilities in active markets;
●	Quoted prices for identical or similar assets or liabilities in inactive markets;
●	Inputs other than quoted market prices that are observable for the asset or liability;
●	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2025 and 2024.

●	The Mutual Funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the SEC. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
●	The Collective Investment Funds are valued at the NAV of the units held by the custodian at year end. Unit values are determined by dividing the funds’ net assets, which represent the unadjusted prices in active markets of the underlying investments, by the number of units outstanding at the valuation date. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective investment fund, the investment adviser reserves the right to temporarily delay withdrawal from the fund in order to ensure that securities liquidations will be carried out in an orderly business manner.
●	The Orange County Bancorp, Inc. Stock Fund is a unitized stock fund. The fund consists of both Orange County Bancorp, Inc. common stock and a short-term cash component that provides liquidity for daily trading. Orange County Bancorp, Inc. common stock is valued at the quoted market price from a national securities exchange, and the short-term cash investment is valued at cost, which approximates fair value.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

All of the Plan’s investments are in a trust which was established for the investment of assets of the Plan. The assets of the trust are held by Principal, custodian of the Plan.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value for the periods indicated:

	At December 31, 2025
	Quoted Prices	Significant Other	Significant
	in Active Markets	Observable Inputs	Observable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Money Market Accounts	$1,111,249	$—	$—	$1,111,249
Mutual Funds	302,295	—	—	302,295
Collective Investment Funds	—	29,098,366	—	29,098,366
Orange County Bancorp, Inc. Stock Fund	3,760,136	—	—	3,760,136
Total Investments	$5,173,680	$29,098,366	$—	$34,272,046

	At December 31, 2024
	Quoted Prices	Significant Other	Significant
	in Active Markets	Observable Inputs	Observable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Money Market Accounts	$864,261	$—	$—	$864,261
Mutual Funds	357,138	—	—	357,138
Collective Investment Funds	—	26,445,580	—	26,445,580
Orange County Bancorp, Inc. Stock Fund	3,595,095	—	—	3,595,095
Total Investments	$4,816,494	$26,445,580	$—	$31,262,074

NOTE E – ORANGE COUNTY BANCORP INC., STOCK FUND

The Plan offers as an investment option the opportunity for participants to invest their account balances in Orange County Bancorp, Inc. common stock through the Orange County Bancorp, Inc. Stock Fund.

Each participant invested in the Stock Fund is entitled to exercise voting rights attributable to the participant’s interest in the fund and is notified by the Plan Administrator prior to the time that such rights are to be exercised.

Participants also have the right to receive a distribution from their vested share of the Stock Fund in the form of Orange County Bancorp, Inc. stock from the Plan.

On August 5, 2021, Orange County Bancorp, Inc. announced its initial public offering of common stock. The common stock trades on the Nasdaq Capital Market under the symbol “OBT”. The ESOP includes a cash equivalent component to provide the fund with necessary liquidity. The cash equivalent component is increased by Orange County Bancorp, Inc., dividends and decreased by distributions and administrative fees. The cash equivalent component and the shares of Employer stock together make up the ESOP represents a market value amount of $3,760,136.

The following tables present the components of Employer Stock Fund as of the dates indicated:

At December 31, 2025
131,704 shares of Orange County Bancorp, Inc. Stock	$3,760,136

At December 31, 2024
Fidelity Institutional Money Market Funds	$96,352
125,922 shares of Orange County Bancorp, Inc. Stock	3,498,743
39,146 shares of Orange County Trust Co. Employee Stock Ownership Plan valued at $91.84 per unit at December 31, 2024	$3,595,095

During 2025, the Orange County Bancorp, Inc Stock (“OBT stock”) was measured in shares for accounting purposes as a result of the change in administrator to Principal. During 2024, OBT stock was presented in shares and also measured in stock units within the Employee Stock Ownership Plan.

NOTE F – RISKS AND UNCERTAINTIES

The Plan invests in various investment securities as well as the Orange County Bancorp Inc. common stock. These investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

NOTE G – ADMINISTRATION OF PLAN ASSETS

The Plan’s assets which consist of Orange County Bancorp, Inc. common stock, mutual funds, and various collective investment funds, were held and maintained by Reliance Trust Company through February 2024 and subsequently by Empower Trust Company, LLC, through November 15, 2025, and subsequently by Principal. Pentegra Services, Inc. was the third party administrator of the Plan through November 2025. During November 2025, Principal became the third-party administrator and the custodian of the Plan. Pentegra, and its successor Principal, in conjunction with the custodians noted above receive the participant contributions and invest the contributions to the participant accounts according to the investment allocation selected by the participant. Pentegra, and its successor Principal, in conjunction with the custodians maintained the participant accounts including processing distributions and advances and payments to participant loans.

Certain administrative functions are performed by the officers or employees of the Bank. No such officer or employee receives compensation from the Plan.

NOTE H – PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to fully or partially terminate the Plan subject to the provisions of ERISA at any time. In the event of Plan termination, participants would become 100% vested in their account balance.

NOTE I - CONCENTRATIONS

Plan investments in the ESOP consist of common stock of Orange County Bancorp, Inc. which represents 11% of Net Assets Available for Benefits as of December 31, 2025 and 2024, respectively. Additionally, as of December 31, 2025 and 2024, the Plan held two investments representing 31% of total net assets available for benefits and two investments representing 33% of total net assets available for benefits, respectively.

NOTE J – RELATED PARTY TRANSACTIONS

The Plan’s investments consist of common stock from the Bank’s parent company Orange County Bancorp, Inc.

The following table presents the ESOP holdings of Orange County Bancorp, Inc. common stock as of the dates indicated:

	December 31,
	2025	2024
Number of Orange County Bancorp, Inc. shares	131,704	125,922
Percentage of Orange County Bancorp Inc. common stock owned by the ESOP	0.99%	1.10%
Cost bases of Orange County Bancorp Inc. common stock owned by the ESOP	$3,320,030	$1,303,763
Fair Value of Orange County Bancorp Inc. common stock owned by the ESOP	$3,760,136	$3,498,743

NOTE: Share information has been restated for the effect of the 2025 Stock Split.

The Plan holds promissory notes receivable from Plan Participants who are employees of the Bank. See Note A for promissory note terms provided to the participants.

Certain Plan investments are shares of Orange County Bancorp, Inc. common stock and units of Collective Investment Trusts managed by Principal. As of December 31, 2025, Orange County Bancorp, Inc. is the Plan sponsor and Principal is the custodian and the third party administrator, as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. During 2025, the Plan sold 33,771 shares of Orange County Bancorp, Inc. common stock with a fair value of $864,321, purchased 33,503 shares of Orange County Bancorp Inc. common stock with a fair value of $852,724 and the Plan recorded dividend income of $57,490 from shares of Orange County Bancorp, Inc. common stock.

NOTE K – NONEXEMPT TRANSACTIONS

During 2024, the Plan Sponsor inadvertently failed to deposit approximately $518 of participant contributions and loan repayments within the required time frame as stated by the United States Department of Labor (DOL) regulations. Those funds were funded during 2024 and the earnings, representing less than $1, were credited during 2025.

SUPPLEMENTARY INFORMATION

ORANGE COUNTY BANCORP, INC. 401(K) Plan

SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

E.I.N. 26-1135778          Plan Number 004

Year Ended December 31, 2025

	Participant				Total Fully
	Contributions				Corrected
	Transferred Late	Total that Constitute Nonexempt			Under VFCP
	to Plan	Prohibited Transactions			and PTE
2002-51
Check here if Late
Description of Transaction	Participant Loan		Contributions	Contributions
	Repayments are	Contributions	Corrected	Pending Correction
	included: X	Not Corrected	Outside VFCP	in VFCP

Delinquent contributions for the year ended December 31, 2024	$518	$—	$518	$—	$—

See report of independent registered public accounting firm.

ORANGE COUNTY BANCORP, INC. 401(K) Plan

SCHEDULE OF ASSETS (HELD AT YEAR END) – SCHEDULE H, PART IV, LINE 4i

AS OF DECEMBER 31, 2025

SCHEDULE H, line 4i −SCHEDULE OF ASSETS (HELD AT END OF YEAR)

O C B, I. 401() P EIN 26 1135778

PLAN NUMBER 004

PLAN YEAR 01/01/2025 TO 12/31/2025

CGS2339 ANNUITY CONTRACT NUMBER 4-77972

(A)	(B)	(C)	(D)	(E)
	Identity of issuer, borrower, lessor or	Description of investment including maturity date, rate of interest,	Cost(1)	Current
	similar party.	collateral, par or maturity value.		Value
	Baird	Registered Investment Company BAIRD AGGREGATE BOND INST FUND		$302,295
	GREAT GRAY TRUST COMPANY	Common/Collective Trust INTERNATIONAL STOCK I1 FUND		49,800
	GREAT GRAY TRUST COMPANY	Common/Collective Trust LARGE CAP GROWTH I1 FUND		1,170,214
	GREAT GRAY TRUST COMPANY	Common/Collective Trust LARGE CAP VALUE I1 FUND		435,576
	Reliance Trust Company	Common/Collective Trust METLIFE SV FD SER 25053 CL 0		1,942,908
*	ORANGE COUNTY BANCORP	Employer Security ORANGE COUNTY BANCORP STOCK		3,760,136
	Putnam Fiduciary Trust Company	Common/Collective Trust PUTNAM STABLE VALUE FUND (15)		22,413
	GREAT GRAY TRUST COMPANY	Common/Collective Trust SMALL CAP GR FD FEE CL I1		78,660
	GREAT GRAY TRUST COMPANY	Common/Collective Trust SMALL CAP VALUE II I1 FUND		24,360
	STATE STREET GLOBAL ADV TRUST CO	Interest Bearing Cash SS CASH SER US GOVT FD CL G		1,111,249
	STATE STREET GLOBAL ADV TRUST CO	Common/Collective Trust SSGA INTL INDEX SL FD CLASS IX		634,738
	STATE STREET GLOBAL ADV TRUST CO	Common/Collective Trust SSGA RUSSELL SC IDX SEC LND II		784,521
	STATE STREET GLOBAL ADV TRUST CO	Common/Collective Trust SSGA SP MCP ID SEC LND SRS XIV		2,022,924
	STATE STREET GLOBAL ADV TRUST CO	Common/Collective Trust SSGA SP 500 IDX SEC LND SER II		6,511,288
	STATE STREET GLOBAL ADV TRUST CO	Common/Collective Trust SSGA TAR RET 2070 SEC LND IV		41,961
	STATE STREET GLOBAL ADV TRUST CO	Common/Collective Trust SSGA TARGET RET SEC LND IV FD		190,581
	STATE STREET GLOBAL ADV TRUST CO	Common/Collective Trust SSGA TARGET RET 2025 SEC LD IV		1,530,661
	STATE STREET GLOBAL ADV TRUST CO	Common/Collective Trust SSGA TARGET RET 2030 SEC LD IV		4,585,509
	STATE STREET GLOBAL ADV TRUST CO	Common/Collective Trust SSGA TARGET RET 2035 SEC LD IV		2,448,748
	STATE STREET GLOBAL ADV TRUST CO	Common/Collective Trust SSGA TARGET RET 2040 SEC LD IV		1,535,460
	STATE STREET GLOBAL ADV TRUST CO	Common/Collective Trust SSGA TARGET RET 2045 SEC LD IV		1,478,864
	STATE STREET GLOBAL ADV TRUST CO	Common/Collective Trust SSGA TARGET RET 2050 SEC LD IV		970,630
	STATE STREET GLOBAL ADV TRUST CO	Common/Collective Trust SSGA TARGET RET 2055 SEC LD IV		861,814
	STATE STREET GLOBAL ADV TRUST CO	Common/Collective Trust SSGA TARGET RET 2060 SEC LD IV		541,584
	STATE STREET GLOBAL ADV TRUST CO	Common/Collective Trust SSGA TARGET RET 2065 SEC LD IV		376,480
	STATE STREET GLOBAL ADV TRUST CO	Common/Collective Trust SSGA US IN PRO BD IDX SL CL II		176,727
	STATE STREET GLOBAL ADV TRUST CO	Registered Investment Company STATE ST US LG GOV BD IDX NL C		130,040
	STATE STREET GLOBAL ADV TRUST CO	Common/Collective Trust STATE STREET REIT INDEX II		234,743
	STATE STREET GLOBAL ADV TRUST CO	Common/Collective Trust STATE STREET US BD ID SL XIV		97,485
*	Participant Loans	Range of Interest Rates Range From 4.25% To 9.50%		672,981

		Total Assets under investment with Principal Trust Company		$34,725,350

(1)	Cost information is not required for participant directed investments.

There were no investment assets which were both acquired and disposed of within the plan year. See report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ORANGE COUNTY BANCORP, INC. 401(k) PLAN

Date: June 25, 2026	By:	/s/ Michael J. Gilfeather
Michael J. Gilfeather
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Wolf & Company, P.C.